J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 30 July 2004

Dear Sir

J Sainsbury plc

Please find enclosed copies of the above announcements made to the London Stock Exchange on 30 July 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

Dlw 8/17

J Sainsbury plc

J Sainsbury plc received notification on 30 July 2004 that Brandes Investment Partners L.L.C. and its affiliates have increased their reportable interest in the Company.

As a result the holding has passed one percentage integer and the reportable interest is now 8 per cent instead of 7 per cent previously reported.

End